December 29, 2009

Ms. Katherine Wray
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	US Dataworks Inc. (the “Company”)

Registration Statement on Form S-3 filed December 13, 2007, as amended by Amendment No. 1 on Form S-3 filed February 12, 2008 and Amendment No. 2 on Form S-3 filed March 25, 2008
File No. 333-148039 (the “Registration Statement”)

Dear Ms. Wray:

Please be advised that US Dataworks, Inc. (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on December 13, 2007.  As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of the Registration Statement.

Very truly yours,
/s/ Charles E. Ramsey
Name: Charles E. Ramsey
Title: Chief Executive Officer